                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                Commission File Number 000-22752

                          NOTIFICATION OF LATE FILING
                          ---------------------------

                                  (Check One):

[X] Form 10-K   [  ] Form 11-K   [  ] Form 20-F   [  ] Form 10-Q

For Period Ended:  December 31, 2000

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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Part I- Registrant Information

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Full Name of Registrant:   Mikohn Gaming Corporation
                        --------------------------------------------------------
Former Name if Applicable:
                            ----------------------------------------------------
Address of Principal Executive Office (Street Number): 920 Pilot Road, P.O. Box
                                                       ------------------------
98686
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City, State and Zip Code:   Las Vegas, Nevada 89119
                          -------------------------

Part II - Rule 12b-25(b)and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F or
10-Q or portion thereof could not be filed within the prescribed time period.

     The Company's Annual Report on Form 10-K for the year ended December 31, 2000 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and the compilation of certain financial and other information required to be included in the Form 10-K including but not limited to information concerning the effect of a jury verdict rendered March 27, 2001, in a patent litigation case involving the Company and Acres Gaming. The Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

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Part IV - Other Information

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(1)  Name and telephone number of person to contact in regard to this notification:

          Don W. Stevens        (702)                   896-3890
     ---------------------------------------------------------------------------
             (Name)          (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                         [X]  Yes  [_]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X]  Yes  [_]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See below:

     Attached as Exhibit A is the consolidated statements of operations for the periods ended December 31, 2000, 1999 and 1998. In explanation of the change, attached are copies of the Press Releases dated March 23, 2001 and March 29, 2001 which discuss the Company's earnings and recent jury verdict in a patent litigation case, respectively.

                           MIKOHN GAMING CORPORATION
                           -------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001          By:/s/ Don W. Stevens
                                  -------------------------------------------
                                     Name:  Don W. Stevens
                                     Title:   Chief Financial Officer

                                                                       EXHIBIT A

                           MIKOHN GAMING CORPORATION
                     CONSOLIDATED STATEMENT OF OPERATIONS
       For the Three and Twelve Months Ended December 31, 2000 and 1999
           (revised to reflect jury verdict rendered March 27, 2001)



(Amounts in thousands except per share                     Three Months Ended                Twelve Months Ended
amounts)                                                      December 31,                       December 31,
                                                     ---------------------------           ------------------------
                                                          2000              1999               2000            1999
                                                      --------           -------           --------        --------
Revenues                                              $ 24,244           $26,865           $100,766        $106,884
Cost of sales                                           16,561            14,051             51,467          54,846
                                                      --------           -------           --------        --------
   Gross profit                                          7,683            12,814             49,299          52,038

Selling, general and administrative                     17,478            12,556             47,781          41,966
 expenses
Write-off of assets and other                           13,049             1,352             13,049           1,352
                                                      --------           -------           --------        --------
   Operating income (loss)                             (22,844)           (1,094)           (11,531)          8,720

Interest expense                                        (2,853)           (2,366)           (10,516)         (8,850)
Other income and (expense)                                (342)              139                (58)            720
                                                      --------           -------           --------        --------
    Income (loss) before income tax                    (26,039)           (3,321)           (22,105)            590
     benefit

Income tax benefit                                       1,318             1,329                  -             342
                                                      --------           -------           --------        --------
Net income (loss)                                     $(24,721)          $(1,992)          $(22,105)       $    932
                                                      ========           =======           ========        ========

Weighted average common shares:
   Basic                                                11,055            10,769             10,968          10,720
                                                      ========           =======           ========        ========
   Diluted                                              11,055            10,769             10,968          10,784
                                                      ========           =======           ========        ========

Earnings (loss) per share information:
   Basic:                                               $(2.24)            $0.18)            $(2.02)          $0.09
                                                      ========           =======           ========        ========
   Diluted:                                             $(2.24)           $(0.18)            $(2.02)          $0.09
                                                      ========           =======           ========        ========

NEWS FROM:

FOLEY/FREISLEBEN LLC          CONTACT:   Charles H. McCrea, Jr.
800 Wilshire Blvd. #300                  EVP/General Counsel
Los Angeles CA 90017                     Mikohn Gaming Corporation
213-955-0020                             702-896-3890

FOR: MIKOHN GAMING CORPORATION (Nasdaq-NM: MIKN)
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     MIKOHN COMMENTS ON JURY VERDICT IN PATENT LITIGATION WITH ACRES GAMING
--------------------------------------------------------------------------------

  LAS VEGAS, NEVADA, MARCH 28, 2001: Mikohn Gaming Corporation (NASDAQ: MIKN) commented today on the recent jury verdict rendered in its longstanding patent lawsuit with Acres Gaming (NASDAQ: AGAM). The lawsuit involves two patents issued to Acres, which are claimed to be infringed by Mikohn's MoneyTime(TM) system. On March 27, 2001, a jury returned a verdict in favor of Acres finding infringement and awarding $1.5 million in damages.

  In light of the jury's verdict, Mikohn has decided to take a charge of $3.2 million in the fourth quarter of 2000 to accrue for these damages and write down certain assets. Despite this charge, the company believes the verdict was inappropriate and will aggressively seek to have it overturned.

  Charles H. McCrea, Jr., Mikohn's executive vice president and general counsel, stated: "The jury verdict, while a disappointment, is not a final finding that the Acres patents are infringed by the MoneyTime(TM) system. We intend to vigorously pursue post-trial motions to overturn the verdict and, if necessary, to appeal to the Federal Circuit Court of Appeals."

  Mikohn is a diversified supplier to the casino gaming industry worldwide, specializing in the development of innovative products with recurring revenue potential. Mikohn develops, manufactures and markets an expanding array of proprietary slot games, table games and advanced player tracking and accounting systems for slot machines and table games. The company is also a leader in exciting visual displays and progressive jackpot technology for casinos worldwide. There is a Mikohn product in virtually every casino in the world. For further information, visit the company's website at www.mikohn.com.
                                                    --------------
                                     # # #
Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995: Except for historical information, statements in this release regarding the business outlook for Mikohn Gaming Corporation (the Company) are forward looking and are subject to certain risks and uncertainties including the overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures, insufficient capital, and general economic conditions, as well as the Company's debt service obligations and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

NEWS FROM:

FOLEY/FREISLEBEN LLC               CONTACT:      Don W. Stevens
800 Wilshire Blvd. #300                          EVP/CFO
Los Angeles CA 90017                             Mikohn Gaming Corporation
213-955-0020                                     702-896-3890

FOR: MIKOHN GAMING CORPORATION (Nasdaq-NM: MIKN)

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Mikohn Gaming Announces Fourth Quarter and Full Year 2000 Financial Results,
Including Major Strategic Repositioning and Related Charges
 .  Will Focus on Recurring Revenue Slot and Table Games
 .  Anticipates $4 to $5 Million in Annualized Savings from Repositioning
 .  Revenues from Slot Operations Rise 144 Percent in 2000
 .  Project EPS of Approximately 40 to 60 Cents in 2001
--------------------------------------------------------------------------------

  LAS VEGAS, NEVADA, MARCH 22, 2001- Mikohn Gaming Corporation (Nasdaq-NM):
MIKN) today announced a major strategic repositioning, which will focus the company on its recurring revenue producing slot and table gaming operations with the goal of driving future revenues and profits. In connection with its strategic repositioning, the company recognized charges totaling $17 million (non-tax affected) in the fourth quarter ended December 31, 2000. These charges include $9.8 million related to assets written down for product lines to be phased out or where development will be deferred and $7.2 million primarily related to higher than normal reserves for receivables and inventory that arose as a result of a special review process conducted in conjunction with the strategic repositioning initiative.

  After giving effect to these charges, the net loss for the year was $18.9 million, equal to $1.72 per share, which compares with net income of $0.9 million, or 9 cents per share in 1999. Revenues for the year were $100.8 million, compared to $106.9 million in 1999.

  Including the charges, the net loss for the fourth quarter totaled $21.5 million, equal to $1.95 per share, compared with a net loss of $2.0 million, or 18 cents per share, in the corresponding quarter of 1999. Revenues for the quarter were $24.2 million, compared with $26.9 million in the year earlier period.

  David J. Thompson, chairman and chief executive officer, commented: "In the year 2000, the recurring revenues from our branded games generated more gross profit than the sales of all our other products combined. Revenues from slot operations climbed 144 percent in the past year. In contrast, system sales were down $5.2 million and sales of international operations were down $11 million, $7.6 million of which was caused by de-consolidation of the company's Australian operations arising from the divestiture of a 50% share in the company's Australian subsidiary at the end of 1999.


                                                        (more)

Mikohn - 2000 Financial Results, Strategic Repositioning                Page Two

"Mikohn's branded slot and table games product lines are by far our most profitable and offer the greatest opportunities going forward. Through our strategic repositioning, we are moving aggressively to accelerate growth in these areas and to complete a strategic shift of our business to a recurring revenue model. All of our products have been reviewed in terms of return on investment and growth potential. In view of the current and anticipated demand for our new slot games, it is vitally important that we re-deploy the company's resources from lower return traditional products in order to support the growth of our high-margin slot and table games."

  Mikohn's strategic repositioning includes the following elements:
  . Defer projects that do not offer the potential of immediate returns . Write-down assets of lower margin products lines
  . Position business units to divest product lines that are not aligned with the company's current strategic focus
  . Establish joint ventures with qualified partners to increase profitable growth and spread risk
  .  Consolidate interior sign and electronics manufacturing.

  "The strategic repositioning and a staff reduction of 50 people is expected to produce annualized cost savings of at least $4 to $5 million going forward. The staff reduction has already been accomplished."

  According to Thompson, the past year did not meet expectations. He cited soft demand in Europe and Australia; a substantial decrease in the systems business due to the lack of new multi-site slot projects; low profitability in exterior signage reflecting development costs of the new LED unit; flat results in interior signs and electronics with few new casino openings and increased competition; and only slight revenue growth in the highly profitable table games segment.

  At the same time, he noted that slot operations continued to be Mikohn's highest growth business unit. Powered by the success of the company's video slot games based on installation during the past year of an additional 1,800 YAHTZEE(R) and BATTLESHIP(R) games, the company's daily revenue from slot operations increased from $15,000 per day to $70,000 per day. At year-end, the company had almost 2,500 games installed, 2,000 of which were YAHTZEE(R) and BATTLESHIP(R) games with contracts for approximately 900 more units in backlog.

  "Our original YAHTZEE(R) Video game continues to be a strong performer," Thompson emphasized, "and the BATTLESHIP(R) All Aboard(TM) game gives every indication of being our second hit game." He added that Mikohn's pipeline includes a new video slot based on another powerful Hasbro brand - CLUE(R), plus a video slot for RIPLEY'S BELIEVE IT OR NOT(R)."

  "Our strategic repositioning is focused on accelerating the growth of high-margin, recurring revenues. With our strong new games, solid backlog in leased slots, cost savings and staff reductions from the repositioning, we are optimistic about our opportunities in the coming year.

                                                        (more)

Mikohn - 2000 Financial Results, Strategic Repositioning              Page Three


  First quarter results will be affected by software "bugs" in the platform used for YAHTZEE(R) and BATTLESHIP(R) games that were substantially corrected by the end of February. While we anticipate modest results in the first quarter, if we add 1,800 video games, the same number added in 2000, and experience no growth in all other areas, we should achieve earnings per share of 40 to 60 cents for full year 2001. "

  Mikohn is a diversified supplier to the casino gaming industry worldwide, specializing in the development of innovative products with recurring revenue potential. Mikohn develops, manufactures and markets an expanding array of proprietary slot games, table games and advanced player tracking and accounting systems for slot machines and table games. The company is also a leader in exciting visual displays and progressive jackpot technology for casinos worldwide. There is a Mikohn product in virtually every casino in the world. For further information, visit the company's website at www.mikohn.com where the
                                                    --------------
company has posted the transcript of its earnings conference call as well as a several dozen questions and answers.

                                     # # #

Safe Harbor Statements under The Private Securities Litigation Reform Act of 1995: Except for historical information, statements in this release regarding the business outlook for Mikohn Gaming Corporation (the Company) are forward looking and are subject to certain risks and uncertainties including the overall industry environment, customer acceptance of the Company's new products, delay in the introduction of new products, the further approvals of regulatory authorities, adverse court rulings, production and/or quality control problems, the denial, suspension or revocation of privileged operating licenses by governmental authorities, competitive pressures, insufficient capital, and general economic conditions, as well as the Company's debt service obligations and other factors indicated from time to time in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise such statements to reflect new circumstances or unanticipated events as they occur.

                           MIKOHN GAMING CORPORATION
                     CONSOLIDATED STATEMENT OF OPERATIONS
       For the Three and Twelve Months Ended December 31, 2000 and 1999


(Amounts in thousands except per share           Three Months Ended                            Twelve Months Ended
amounts)                                            December 31,                                  December 31,
                                            -------------------------------                 -------------------------------
                                                2000                   1999                     2000                   1999
                                            --------                -------                 --------               --------
Revenues                                    $ 24,244                $26,865                 $100,766               $106,884
Cost of sales                                 16,561                 14,051                   51,467                 54,846
                                            --------                -------                 --------               --------
   Gross profit                                7,683                 12,814                   49,299                 52,038

Selling, general and administrative           17,502                 12,556                   47,781                 41,966
 expenses
Write-off of assets and other                  9,823                  1,352                    9,849                  1,352
                                            --------                -------                 --------               --------
   Operating income (loss)                   (19,642)                (1,094)                  (8,331)                 8,720

Interest expense                              (2,853)                (2,366)                 (10,516)                (8,850)
Other income and (expense)                      (344)                   139                      (58)                   720
                                            --------                -------                 --------               --------
    Income (loss) before income tax          (22,839)                (3,321)                 (18,905)                   590
     benefit

Income tax benefit                             1,318                  1,329                        -                    342
                                            --------                -------                 --------               --------
Net income (loss)                           $(21,521)               $(1,992)                $(18,905)              $    932
                                            ========                =======                 ========               ========

Weighted average common shares:
   Basic                                      11,055                 10,769                   10,968                 10,720
                                            ========                =======                 ========               ========
   Diluted                                    11,055                 10,769                   10,968                 10,784
                                            ========                =======                 ========               ========

Earnings (loss) per share information:
   Basic:                                     $(1.95)                 $0.18)                  $(1.72)                 $0.09
                                            ========                =======                 ========               ========
   Diluted:                                   $(1.95)                $(0.18)                  $(1.72)                 $0.09
                                            ========                =======                 ========               ========